Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Ratio of Earnings to Fixed Charges

Thermo Fisher Scientific Inc.

The following table reflects the computation of the ratio of earnings to fixed charges for the periods presented (in millions, except ratio):

	Three Months Ended April 1,	Year Ended December 31,
	2017	2016	2015	2014	2013	2012
Earnings:
Income before provision for income taxes	$502.9	$2,023.9	$1,936.4	$2,087.2	$1,319.5	$1,269.4
Add:
Fixed charges	151.8	530.4	475.1	540.1	304.7	283.4

Total Earnings	$654.7	$2,554.3	$2,411.5	$2,627.3	$1,624.2	$1,552.8

Fixed Charges:
Interest expense	$135.4	$469.6	$414.9	$479.9	$262.1	$241.6
Estimate of interest in rent expense (1)	16.4	60.8	60.2	60.2	42.6	41.8

Total Fixed Charges	$151.8	$530.4	$475.1	$540.1	$304.7	$283.4

Ratio of Earnings to Fixed Charges	4.3	4.8	5.1	4.9	5.3	5.5

(1)	We estimate that the interest component of rent expense approximates one-third of such expense.